Robert C. Pullman

11111 Sheldon St. Sun Valley, CA 91352 | (323) 791-3428 | Robertcpullman@gmail.com

MANAGEMENT

· A responsible, proven leader who has achieved success for hundreds of clients & thousands of productions. Capable of managing multiple teams & productions simultaneously.

SOFTWARE

· Proficient in Sage MAS500, QuickBooks Enterprise, Excel, Word, PowerPoint

EXPERIENCE

CHIEF OPERATING OFFICER | ANC PRODUCTIONS | 2014-2017

Built a multi-million dollar company from the ground up, including implementing accounting systems & vendor accounts, establishing rental & sub rental process, hiring all full time & freelance personnel, supervising production team(s) and acquiring new clients.

Managed day to day operations for three years. Supervised all aspects of every installation & event performed by ANC Sales & Production Divisions.

SR. ACCOUNT MANAGER for SPECIAL PROJECTS | ENTERTAINMENT LIGHTING SERVICES (ELS) | 2003-2007 & 2010-2014

Worked with clients to provide full production management from Brand development & design to execution. Managed budgets, permitting, deliverables, timelines, sub vendors and labor.

Oversaw all ELS special events & production at the Hollywood & Highland Complex, Chinese & Dolby Theatres for countless events of all kinds including red carpet premiers & parties and of course, The Oscars.

OWNER – THE MARKET | 2008-2010

Owned & operated a small General Store/Gas Station/Café in Hayesville, N.C. Managed all staff, did all the ordering, inventory and accounting, made biscuits & gravy and even pumped gas!

Successfully initiated a grass roots movement & mid-term special referendum to bring alcohol sales to the once 'dry' Clay County which passed with a resounding 64% of the vote!

SR. PRODUCTION MANAGER & TECHNICAL DIRECTOR| El Rey Theatre - Los Angeles, CA | 1994-2002

The scope of responsibility included the advance to execution of hundreds of live musical performances with such artists as: Bob Dylan, Sting, Mick Jagger, Toby Keith, Carley Simon, Alanis Morissette, Macy Gray, Beck, Henry Rollins, The Stone Temple Pilots, Black Eyed Peas, Buddy Guy, Big Bad Voodoo Daddy, the list goes on & on to include:

- Countless artists from every musical genre
- Live broadcast events
- Theatrical performances
- awards shows
- Location film shoots
- Episodic television tapings
- Corporate & private VIP parties, birthdays, weddings and Bar/Bat Mitzvahs

On Average, Robert would manage (25) events a month, sometimes three a day with an amazingly wide variety of clientele, the volume of which has earned him supreme confidence and a profound understanding of the business of production as a collaborative "ART."

Robert C. Pullman

LIGHTING DESIGNER | House of Blues - Sunset Strip, Hollywood, CA | 1992-1994

Awesome. Seriously…

A native New Yorker - Robert got his start in production in 1983 in N.Y.C. as a broadcast technician for ABC Television & **N.A.B.E.T.,** the technical union for broadcast engineers. He was trained and worked in all disciplines of production from camera operation, editing, lighting, grip & gaff!

In 1986, after Capital Cities bought ABC he starting working for who would become his friend & mentor – Mr. Peter Jennings as a studio & remote cameraman for **ANC NEWS** and after two years, became an ABC News Segment Producer.

Anxious to see the world and with the support & prompting of Mr. Jennings himself, he eventually made a career change from Broadcast Television to Adventure Travel.

*From 1989 to 2006 Robert worked intermittently as an Independent Production Technician & Manager and Adventure Travel/Whitewater River Guide running such rivers as the Colorado through the Grand Canyon, The Yangtze in China, The Zambezi in Africa, and a first decent of the Bo River in Western Papua New Guinea for ABC's Wide World of Sports 'Spirit of Adventure' Series.

In 1990 Robert earned his Advanced First Aid-Mountaineering Search & Rescue Certification and worked as a Paramedic with the Corona, Ambulance Core in Queens, NY.

Expanding on his training as an E.M.T./Paramedic, he became an Instructor of Native American Indian Primitive Living Skills for **B.O.S.S.** (Boulder Outdoor Survival School) based in the Canyonlands of Southeastern Utah.

EDUCATION

- B.F.A. Bethany College, Bethany W.Va. | Major in Communications, Minor in Comparative Theology | 1984-1988
- Semester at Sea, University of Pittsburg | www.semesteratsea.org | Spring Semester 1987

  SAS is a multi-country study abroad program on a ship open to all students of all majors, emphasizing global comparative study.
- IONA Preparatory School | 255 Wilmot Rd, New Rochelle, NY 10804 | 1980 – 1984

11111 Sheldon St. Sun Valley, CA 91352 | (323) 791-3428 | Robertcpullman@gmail.com